UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual fiscal period ended: June 30, 2023

Epilog Imaging Systems, Inc.
(Exact name of issuer as specified in its charter)

Delaware	27-2957582
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

75 E. Santa Clara Street, Suite 600

San Jose, CA 95113

(Full mailing address of principal executive offices)

1-877-374-5642

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semiannual report, the term “Epilog,” “we,” “us” “our” or “the company” refers to Epilog Imaging Systems, Inc., a Delaware corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical facts. Forward-looking statements may be identified by the use of forward-looking terminologies, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict, and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semiannual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six-month period ended June 30, 2023 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Epilog was originally founded as Biotronix Corporation in 2010, a Delaware holding company. It changed its name to Epilog Imaging Systems, Inc. on July 27, 2015, at which point it began operations. Epilog develops advanced robotics and computer vision technology to help humans with repetitive tasks. Specifically, the company develops advanced artificial intelligence (“AI”) vision products with automotive and industrial applications.

The company is currently developing human-quality, AI-based vision driver-assistance technology for millions of cars already on the road today (mobile solutions) as well as advanced monitoring systems for people, vehicles and spaces (stationary solutions). The company’s products offer advanced AI imaging-based products in the form of compact and cost-efficient devices.

Epilog’s unique vision technology can see the world around us with an estimated 10-100x better cost-performance than other comparable systems on the market today. The technology has nine patents granted and several others pending. The company believes that it has an estimated 10-year lead over competing companies in key markets.

Epilog technology currently addresses three main markets in which to deploy its human-level AI vision systems, listed in order of importance:

•	Autonomous vehicles (driver assistance)

•	Advanced Monitoring (people, vehicles, and spaces)

•	Super-resolution imaging (Sports & entertainment, remote inspection)

The company is currently focusing most of its resources on the launch of its driver assistance system, SideCar. The Company has been procuring and testing components for the production of 1,000 units of Sidecar since Q1 2023.  This production run consists of 3,000 electro-optical modules.  As of the date of this report 2,000 modules have been delivered. The remaining 1,000 modules are expected to be delivered during Q4 of 2023 pending further safety and qualification testing of the engineering samples.

The initial 100 units of SideCar are planned to be assembled in-house upon delivery of the necessary components.  Several other options are being considered for mass production. We are currently offering Sidecar at an introductory price of $999, however this price may be adjusted to reflect Covid inflected delays, increased cost of supplies and labor shortages.

The company is continuing to accept SideCar reservations, with the first batch of  SideCar beta units expected to be delivered to customers in the next 3-6 months. SideCar is an extremely complex product to develop. Similar systems (for example the Tesla Autopilot Driver Assistance System) have taken eight years to develop.

The Company is continuing to pursue US and international patents and sees significant long-term potential for advanced remote monitoring devices like Wellcome and Closeview.  US patent 11,689,811 B2 was issued on June 27, 2023. The Company has relaunched Aperis (see aperis.ai) to promote the development of its highly advanced monitoring products, Wellcome and Closeview. We intend to focus the Aperis business on design services with the goal to procure OEM partnerships,  government partnerships and investment during  2024.  Our goal is for direct product releases during Q3 2024 – Q2 2025.

2

The company has not yet concentrated on or generated significant revenues from sales, but expects to do that in 2024. The development of a full-fledged sales, marketing and support organization will require pending product releases, market alignment and availability of additional dedicated resources.

Development initiatives for Sidecar as of Q3 2023:

•	Prepare production hardware and software for beta testing targeting Q4 2023.

•	SideCar to support Toyota’s best-selling models (Corolla, RAV4 and Highlander)

•	Integration and compatibility testing with Toyota and Honda vehicles completed

•	Remote connectivity functions via an iPhone app available for Beta release

Progress milestones as of Q3 2023.

•	US patent 11,689,811 B2 issued on June 27, 2023.

•	9 patents approved and additional patents pending

•	Completed the majority of SideCar development

•	Final stages of production for 1,000 Beta units

•	Working on Wellcome 2.0 health monitoring system.

•	Started developing cloud-based software for CloseView (Luma v2.0).

Operating Results

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Epilog generated no revenues for the Six Months Ended June 30, 2023 (“Interim 2023”) compared to no revenues for the Six Months Ended June 30, 2022 (“Interim 2022”).

The operating expenses currently consist of: (i) advertising and promotion, (ii) auto and travel, (iii) general and administrative costs, (iv) insurance, (v) payroll expenses, (vi) professional fees, (vii) occupancy and facility, (viii) research and development, and (ix) depreciation and amortization. Operating expenses totaled $763,697 for Interim 2023 compared to $488,055 for Interim 2022 an increase of 56%. The increase of approximately $240,000 was primarily due to increases in research and development related to the production version of Sidecar.  The company determined that it was in the best interest of the company to outsource the development of electronics for the production version of Sidecar.

As a result of the foregoing, the company generated a net loss of $756,418 for Interim 2023 compared to a net loss of $489,225 for Interim 2022.

Liquidity and Capital Resources

WORKING CAPITAL	June 30, 2023	For the year ended December 31, 2022
Current assets	$623,397	$969,008
Current liabilities	$506,565	$515,419
Working capital	$116,832	$453,589

CASH FLOWS	June 30, 2023	June 30, 2022
Cash flow used by operating activities	$(555,411)	$(489,984)
Cash flow proved (used) by investing activities	$(7,542)	$(24,925)
Cash flow provided by financing activities	$363,262	$679,372
Net increase (decrease) in cash during year	$(199,691)	$164,463

3

Historically, the company has financed its operations through the sale of securities to investors, with over $4.4 million received as of June 30, 2023. As the company expects to transition to delivering products to customers, traditional lines of credit and inventory financing will be explored.  During 2023 we have not sought additional investments in order to minimize disruption to our development activities, but we believe future offerings may be necessary.

The company maintains a small team.  We believe, we have consistently attained minimal overhead and shareholder dilution. Most company employees continue to receive a significant part of their compensation as equity payments to conserve cash for research & development, product development, and new fundraising activities. In order to complete the orders for the SideCars to be delivered in 2023, the company has sufficient capital to acquire the inventory necessary for production.

On June 30, 2023, the company’s cash on hand was $620,620, with total assets of $1,035,755.  The amount of cash on hand was due to the infusion of new capital from the Regulation CF offering.

For the periods ended June 30, 2023, and December 31, 2022, the company had total liabilities of $506,565  and $515,419,  respectively. The largest component of company liabilities is shareholder advances which were previously used to assist with the costs of operations. On June 30, 2023, and December 31, 2022, the amount of advances outstanding is $227,525 and $227,525, respectively.

The company has recorded losses since inception, and as of June 30, 2023, had an accumulated deficit of $3,897,972, compared to an accumulated deficit of $3,141,554 as of December 31, 2022.

The company plans to continue additional fundraising through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Recent Offerings of Securities and Outstanding Debt

On January 22, 2021, the company issued a total of 17,667 shares of common stock priced at $0.75 per share for a total of $13,250.25 to two individuals in lieu of services for production of Epilog Reg A+ campaign video.

On February 1, 2021, we issued 42,962 shares from our Reg CF offering valued at $0.75 per share for a total of $31,255 associated with shares to be issued as of December 31, 2020.

Starting on March 28, 2021, the company commenced its initial Regulation A offering. The Regulation A offering consisted of Common Stock. The offering closed on December 17, 2021.  For the year ended December 31, 2021, the company issued 1,998,091 shares of its Common Stock in conjunction with its Reg A+ securities offering for $2,601,111 for cash proceeds of $1,898,603 net of issuance costs of $702,508.  For the year ended December 31, 2022, the Company issued an additional 545,286 shares of its Common Stock in conjunction with its Reg A+ securities offering for $898,022 including cash proceeds of $765,722 net of issuance costs of $133,146.

For the year ended December 31, 2021, the company issued 1,998,091 shares of its Common Stock in conjunction with its Reg A+ securities offering for $2,601,111 for cash proceeds of $1,898,603 net of issuance costs of $702,508.

On July 5, 2022, the company issued an additional 1,125 of its Common Stock to StartEngine with a fair value of $844 in conjunction with its securities offering.

On July 5, 2022 the company issued 38,588 of its Common Stock to StartEngine with a fair value of $54,203 in conjunction with its Reg A+ securities offering.

For the year ended December 31, 2022, the company issued an additional  545,286 shares of its Common Stock in conjunction with its Reg A+ securities offering for $898,022 including cash proceeds of $765,722 net of issuance costs of $133,146.

On December 1, 2022, the company initiated an additional fundraising campaign under Regulation Crowdfunding. No funds were received in 2022 related to that offering. At the close of this offering on April 3, 2023, the company received gross proceeds of approximately $159,870.

For the six months ended June 30, 2023, the Company issued 176,336 shares of common stock in conjunction with its Reg CF securities offering for $379,014, net of issuance costs of $51,600.

As of June 30, 2023 and December 31, 2022, the Company had outstanding stock subscriptions receivable of $25,883 and $411, respectively.

4

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. The Company had a total accumulated deficit of $3,897,972 through June 30, 2023 and net loss of $756,418 for the six months ended June 30, 2023. Therefore, there is substantial doubt about the ability of the Company to continue as a going concern. There can be no assurance that the Company will achieve its goals and reach profitable operations and is still dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) to generate positive cash flow from operations.

Property

On January 1, 2022, the company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022 to December 31, 2023 at the rate of $2,697 per month for the period commencing January 1, 2022 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December, 31, 2023.

Trend Information

·	Market data suggest both young and older consumers have a preference towards driving less or not at all, SideCar directly addresses these preferences.

·

WellCome was designed by the company as a digital health assistance system in response to COVID-19, declared ended by the US government in September 2022. We expect to see a long-term need for remote health monitoring with the increasing frequency of pandemics in the 21st century.

·

CloseView assists with reducing the laborious task of managing people and vehicles in large spaces. The company believes that the need for more efficiently managing people and vehicles in large spaces is a trend that will continue to grow. With shifting priorities (to SideCar) We expect development on CloseView will be completed in the 2025 time frame.

Specifically, the company believes the following consumer trends contribute to the successful launch of SideCar, CloseView, and WellCome:

·	Businesses prefer to assign repetitive tasks to machines; this saves labor costs, improves efficiency and consistency.

·	Increasing trends of urbanization mean extended commute times and traffic jams; all this favors driver assistance systems (self-driving) in the long term.

·	According to kbb.com the estimated average transaction price for a light vehicle in the US was $37,876 in February 2020, an increase of 30% compared to 2010.

·	Advanced driving features are increasingly being bundled with electric cars. Not everyone wants an electric car, and most everyone stuck in traffic jams could use driver assistance.

Item 2.

OTHER INFORMATION

None.

5

Item 3. Financial Statements

EPILOG IMAGING SYSTEMS, INC.

Unaudited Financial Statements

June 30, 2023

F-1

EPILOG IMAGING SYSTMS, INC.

CONDENSED CONSOLIDATED BALANCES SHEETS (UNAUDITED)

	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$620,620	$820,311
Prepaid expenses and deposits	2,777	128,697
Other receivable	-	20,000
TOTAL CURRENT ASSETS	623,397	969,008
FURNITURE AND EQUIPMENT, NET	108,772	122,000
SECURITY DEPOSIT	2,170	2,170
INTANGIBLE ASSETS, NET	285,266	297,173
RIGHT OF USE ASSET	16,150	31,662
TOTAL ASSETS	$1,035,755	$1,422,013

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$110,703	$103,787
Accrued liabilities	34,162	35,318
Accrued interest, related party	102,334	101,196
Advances, related party	15,451	15,451
Notes payable, related party	227,525	227,525
Lease liability obligation	16,390	32,142
TOTAL CURRENT LIABLITIES	506,565	515,419
TOTAL LIABILITIES	506,565	515,419
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred Stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding
Common Stock, $0.0001 par value; 25,000,000 shares authorized; 16,493,985 and 16,317,649 shares issued and outstanding	1,666	1,649
Additional paid-in capital	4,451,379	4,046,910
Subscriptions receivable	(25,883)	(411)
Shares to be issued	-	-
Accumulated deficit	(3,897,972)	(3,141,554)
TOTAL STOCKHOLDERS’ EQUITY	529,190	906,594
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,035,755	$1,422,013

The accompanying footnotes are an integral part of these unaudited financial statements.

F-2

EPILOG IMAGING SYSTMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the six months ended June 30, 2023 and 2022

	Six months ended June 30,
	2023	2022
Revenue	$-	$-
Cost of goods sold	-	-
GROSS PROFIT	-	-

OPERATING EXPENSES
Advertising and promotion	31,674	36,226
Auto and travel	20,523	9,504
General and administrative expense	25,558	15,437
Insurance	5,258	4,741
Payroll expense	268,283	260,819
Professional fees	37,033	48,729
Occupancy and facility	55,540	51,390
Research and development	287,151	46,618
Depreciation and amortization	32,677	14,591
TOTAL OPERATING EXPENSES	763,697	488,055
NET LOSS FROM OPERATIONS	(763,697)	(488,055)
OTHER INCOME (EXPENSE)
Interest income	8,417	-
Interest expense	(1,138)	(1,170)
TOTAL OTHER INCOME (EXPENSE)	7,279	(1,170)
NET LOSS BEFORE INCOME TAX	(756,418)	(489,225)
Provision (benefit) for income tax	-
NET LOSS	$(756,418)	$(489,225)
Basic and diluted loss per share	$(0.05)	$(0.03)
Basic and diluted weighted average shares outstanding	16,422,222	16,029,324

The accompanying footnotes are an integral part of these unaudited financial statements.

F-3

EPILOG IMAGING, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (UNAUDITED)

For the six months ended June 30, 2023 and 2022

	Common stock
	Shares issued	Par value $0.0001 per share	Additional paid in capital	Subscriptions receivable	Accumulated deficit	Total shareholders’ equity
BALANCE, December 31, 2021	15,743,647	$1,574	$3,380,852	$(100,000)	$(2,132,115)	$1,150,311
Common shares issued for cash	532,487	53	681,519	100,000	-	781,572
Issuance costs	-	3	(116,151)	-	-	(116,148)
Net loss	-	-	-	-	(489,225)	(489,225)
BALANCE, June 30, 2022	16,276,134	$1,630	$3,946,220	$-	$(2,621,340)	$1,326,510

BALANCE, December 31, 2022	16,317,649	$1,649	$4,046,910	$(411)	$(3,141,554)	$906,594
Common shares issued for cash	176,336	17	456,069	(25,472)	-	430,614
Issuance costs	-	-	(51,600)	-	-	(51,600)
Net loss	-	-	-	-	(756,418)	(756,418)
BALANCE, June 30, 2023	16,493,985	$1,666	$4,451,379	$(25,883)	$(3,897,972)	$529,190

The accompanying footnotes are an integral part of these unaudited financial statements.

F-4

EPILOG IMAGING SYSTMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six months ended June 30, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(756,418)	$(489,225)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation and amortization	32,677	14,591
Amortization of right of use asset	15,512	14,337
Shares issued for services
Changes in operating assets and liabilities:
Prepaid expenses	125,920	-
Other receivable	20,000	-
Accounts payable and accrued liabilities	5,760	(2,780)
Accrued liabilities, related party	1,138	(26,907)
Net cash used by operating activities	(555,411)	(489,984)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(1,674)	(6,383)
Patent filings	(5,868)	(18,542)
Net cash used by investing activities	(7,542)	(24,925)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net of issuance costs	379,014	693,469
Lease principal payments	(15,752)	(14,097)
Net cash provided by financing activities	363,262	679,372
Net increase in cash and cash equivalents	(199,691)	164,463
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	820,311	1,256,284
CASH AND CASH EQUIVALENTS AT END OF YEAR	$620,620	$1,420,747

The accompanying footnotes are an integral part of these unaudited financial statements.

F-5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. (“the Company”) was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

On July 12, 2021 Epilog formed a new wholly-owned subsidiary, Aperis, LLC (“Aperis”),  a California limited liability company. Aperis was established to differentiate the branding for the Company’s queue management products, distinguishing it from the self-driving technology of Epilog Imaging Systems, Inc.

Basis of Presentation and Significant Accounting Policies

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2023, and its results of operations for the six months ended June 30, 2023 and 2022, and cash flows for the six months ended June 30, 2023 and 2022. The condensed consolidated balance sheet at December 31, 2022, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. Operating results for the six-month period ended June 30, 2023, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023.

These unaudited interim financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). These unaudited interim financial statements should be read in conjunction with the annual audited financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission on May 8, 2023.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to U.S. GAAP and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Aperis, LLC.  All intercompany balances and transactions are eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the 2022 financial statements to conform to the 2023 presentation.  These reclassifications have no effect on the results of operations, shareholders’ equity and cash flows as previously reported.

Earnings per share

Basic Earnings Per Share (“EPS”) is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants and other convertible instruments.

At June 30, 2023, the Company had outstanding common shares of 16,493,985 used in the calculation of basic earnings per share.  Basic weighted average common shares and equivalents for the six months ended June 30, 2023 were 16,422,222. As of June 30, 2023, there was no outstanding instruments that could be dilutive and diluted weighted average common shares and equivalents were withheld from the calculation as they were considered anti-dilutive.

F-6

Leases:

The Company determines if an arrangement is a lease, or contains a lease, at the inception of an arrangement. If the Company determines that the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or finance lease. Operating and finance leases result in recording a right-to-use (“RTU”) asset and lease liability on the consolidated balance sheets. RTU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease RTU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For purposes of calculating operating lease RTU assets and operating lease liabilities, the Company uses the non-cancellable lease term plus options to extend that it is reasonably certain to exercise. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected not to recognize RTU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. The Company has elected not to separate lease and non-lease components for any class of underlying asset.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. The Company had a total accumulated deficit of $3,897,972 through June 30, 2023 and net loss of $756,418 for the six months ended June 30, 2023. Therefore, there is substantial doubt about the ability of the Company to continue as a going concern. There can be no assurance that the Company will achieve its goals and reach profitable operations and is still dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) to generate positive cash flow from operations.

Recent Accounting Pronouncements:

Recently Issued Accounting Standards

Leases: In February 2016, FASB issued ASU. 2016-02: Leases (Topic 842) which requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months and provide enhanced disclosures. The Company adopted the new standard effective January 1, 2022 using a modified retrospective method and will not restate comparative periods. The Company expects to elect the ‘package of practical expedients,’ which permits the Company not to reassess under the new standard the Company’s prior conclusions about lease identification, lease classification and initial direct costs. While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on the Company’s balance sheet for its real estate operating leases; and (2) providing significant new disclosures about the Company’s leasing activities.

The Company is reviewing the effects of following recent updates. The Company has no expectation that any of these items will have a material effect upon the financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2 – PLANT AND EQUIPMENT

	June 30, 2023	December 31, 2022
Furniture and equipment	$92,610	$90,936
Vehicle	104,726	104,726
Warehouse equipment	9,902	9,902
Leasehold improvements	5,000	5,000
Total property and equipment	212,238	210,564
Less accumulated depreciation	(103,466)	(88,564)
PROPERTY AND EQUIPMENT, NET	$108,772	$122,000

F-7

For the six months ended June 30, 2023 and 2022, the company acquired additional equipment at a cost of $1,674 and $6,383, respectively.  Depreciation expense for the six months ended June 30, 2023 and 2022, was $14,902 and $8,200, respectively.

NOTE 3 – INTANGIBLE ASSETS

			June 30,	December 31,
Description	Number	Grant date	2023	2022
Patents granted
Compound dome camera assembly	7-274-381	9/25/2007	$137,707	$137,707
Super resolution imaging and tracking system	6-833-843	12/21/2004	140,842	140,842
High density storage system	7-573-715	8/11/2009	134,027	134,027
Super resolution binary imaging and tracking system	9-137-433	9/15/2015	12,581	10,811
Compound dome camera assembly	9-485-395	9/1/2016	37,556	37,556
Compound dome camera assembly	10-148-916	12/4/2018	15,959	15,959
Super resolution binary imaging and tracking system	10-348-963	7/9/2019	33,633	33,633
Super resolution imaging and tracking system	10-404-910	9/3/2019	25,921	24,855
Automated digital magnifier system with hand gesture controls	10-599-920	3/24/2020	7,888	7,888
Method and apparatus for obtaining enhanced resolution images	10-924-668	2/16/2021	33,969	32,755
Total - Patents granted			580,083	576,033
Trademark - Epilog			1,154	1,154
Trademark - Quantum Definition		2/2/2017	3,306	3,306
Total - Patents and trademarks granted			584,543	580,493
Patents and trademarks pending			105,650	103,832
Other intangible assets			22,000	22,000
Less accumulated amortization			(426,927)	(409,152)
INTANGIBLE ASSETS, NET			$285,266	$297,173

Amortization expense for the six months ended June 30, 2023 and 2022, was $17,775 and $6,390, respectively. Other intangible assets in the table above consist of the purchase of the website and the company name. Patent filings are for patents that have not yet been issued and therefore have not yet begun being amortized. The patents that are being amortized were purchased and recorded at cost over useful lives of 17 years. Trademarks are amortized over useful lives of 10 years.

Management periodically considers the need for impairment of the intangible assets and currently has no need for impairment. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2023 or December 31, 2022.

NOTE 4 – RIGHT OF USE ASSET AND LEASE LIABILITY

On January 1, 2022, the Company signed a lease for its office and facilities located in Santa Cruz, California for a two year term.  Monthly lease payments start at $2,697 and escalate to $2,777 in year two.  Upon signing the lease, the Company recognized a lease liability and a right of use asset of $60,907 based on the two year payment stream discounted using an incremental borrowing rate of $7.96%.

F-8

The right of use asset consists of the following:

Balance as of December 31, 2021	$-
Contracts identified as leases upon adoption of ASC 842	60,907
Amortization	(29,245)
Balance as of December 31, 2022	31,662
Amortization	(15,512)
Balance as of June 30, 2023	$16,150

At June 30, 2023, the remaining lease term is .5 years.  As of June 30, 2023 total future lease payments is as follows:

Schedule of lease obligations:
Six months ending December 31, 2023	$16,662
Less imputed interest	(272)
Net lease liability	$16,390

NOTE 5 – COMMITMENTS AND CONTINGENCIES

On September 14, 2020 the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place. For the year ended December 31, 2021, the board of directors approved to allocate an additional 332,500 shares for services rendered to key individuals to be granted once the company stock option plan is in place.   At such time as a company stock option plan is adopted and specific terms have been communicated to recipients, the fair value of the options granted shall be calculated using the Black-Scholes model with inputs including term of stock options (in years), exercise price, vesting conditions and risk-free rate.

On January 1, 2022, the Company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022 to December 31, 2023 at the rate of $2,697 per month for the period commencing January 1, 2022 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December 31, 2023 (Note 4).

For the six months ended June 30, 2023 and 2022, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $4,500 per month for the period commencing May 15, 2021 and ending June 30, 2023.   For the six months ended June 30, 2023 and 2022, the company expensed $31,500  and $27,000, respectively related to the lease.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. At June 30, 2023 and December 31, 2022, the amount of advances outstanding is $227,525 and is recorded under ‘notes payable related party’ on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at June 30, 2023 and December 31, 2022 was $102,334 and $101,196, respectively.

For the six months ended June 30, 2023, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $4,500 per month for the period commencing May 15, 2021 and ending June 30, 2023 (Note 5).  The officer utilizes a room in the premises for his personal use.  The remainder of the premises and garage area are utilized for Company business.   For the six months ended June 30, 2023 and 2022, the company expensed $31,500 and $27,000, respectively, related to the lease.

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred stock

The Company’s Articles of Incorporation authorize 5,000,000 shares of $0.0001 par value Preferred Stock available for issuance with such rights and preferences, including liquidation dividend, conversion and voting rights, as the Board of Directors may determine.

Common stock

The Company is authorized to issue 25,000,000 shares of common stock at $0.0001 par value.

F-9

For the six months ended June 30, 2022, the Company issued 532,487 shares of common stock in conjunction with its Reg A+ securities offering for $693,469, net of issuance costs of $116,151.

For the six months ended June 30, 2023, the Company issued 176,336 shares of common stock in conjunction with its Reg CF securities offering for $379,014, net of issuance costs of $51,600.

As of June 30, 2023 and December 31, 2022, the Company had outstanding stock subscriptions receivable of $25,883 and $411, respectively.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with ASC 855, the Company has analyzed its operations subsequent to June 30, 2023 through September 28, 2023, and has determined that it does not have any other material subsequent events to disclose in these financial statements.

F-10

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
1.1	Issuer Agreement with StartEngine Primary, LLC (incorporated by reference to Exhibit 1.1 to the Offering Statement on Form 1-A filed on October 1, 2020)
2.1	Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 1, 2020)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on October 1, 2020)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on December 14, 2020)
6.1	Lease Agreement dated January 1, 2022 (incorporated by references to Exhibit 6.1 to the Form 1-K filed on November 1, 2022).
6.2	Epilog and Jabil Ultimax Prototype Statement of Work dated September 12, 2018 (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on October 1, 2020)
8.1	Escrow Agreement (incorporated by reference to Exhibit 8.1 to the Offering Statement on Form 1-A filed on October 1, 2020)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, State of California, on September 28, 2023.

Epilog Imaging Systems, Inc.

/s/ Michael Mojaver

By Michael Mojaver
CEO of Epilog Imaging Systems, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Michael Mojaver

Michael Mojaver, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

Date: September 28, 2023

/s/ Lance Mojaver
Lance Mojaver, Chief Technology Officer
Date: September 28, 2023

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